Exhibit 10.39

EXECUTION COPY

Confidential Materials omitted and filed separately with the

Securities and Exchange Commission. Double asterisks denote omissions.

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (“Agreement”) is made and entered into as of the 27th day of November, 2012 (the “Effective Date”) by and between Curis, Inc., a Delaware corporation with a principal place of business at 4 Maguire Road, Lexington, MA 02421 (“Curis”) and Genentech, Inc., a Delaware corporation, with offices located at 1 DNA Way, South San Francisco, CA 94080 (“Genentech”). Curis and Genentech are each referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Genentech possesses certain expertise and proprietary technologies related to a proprietary small molecule known as GDC-0917;

WHEREAS, Curis is a biotechnology company with expertise and capability in developing human therapeutics; and

WHEREAS, Genentech and Curis wish to enter into an exclusive licensing arrangement whereby Curis will have exclusive rights to develop and commercialize GDC-0917 in exchange for upfront, milestone and royalty payments.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the amount and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1 “Accounting Standard” means the International Financial Reporting Standards or the United States generally accepted accounting principles, actually in use by Curis and consistently applied.

1.2 “Affiliate” means any Person that, directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with a Party. For purposes of this Section 1.2, “control” means (i) the direct or indirect ownership of fifty percent (50%) or more of the voting stock or other voting interests or interest in the profits of the Party, or (ii) the ability to otherwise control or direct the decisions of board of directors or equivalent governing body thereof. Notwithstanding the foregoing, unless expressly specified otherwise, for purposes of this Agreement, Chugai Pharmaceutical Co., Ltd, and all entities controlled by Chugai Pharmaceutical Co., Ltd (collectively, “Chugai”), shall not be considered an Affiliate of Genentech unless and until Genentech provides written notice to Curis specifying Chugai as an Affiliate of Genentech.

1.3 “Applicable Laws” means all applicable statutes, ordinances, regulations, rules, or orders of any kind whatsoever of any government or regulatory authority, or court, of competent jurisdiction.

CONFIDENTIAL	EXECUTION COPY

1.4 “Business Day(s)” means any day, other than a Saturday, Sunday or day on which commercial banks located in San Francisco or Boston are authorized or required by law or regulation to close.

1.5 “CGMP” means current good manufacturing practices as described in: (a) 21 C.F.R. §§ 210 and 211; and (b) EC Directive 2003/94/EC; together with FDA and EMA guidance documents pertaining to manufacturing and quality control practice, all as updated, amended and revised from time to time and as interpreted by relevant ICH guidelines.

1.6 “Commercially Reasonable Efforts” means reasonable and good faith efforts by a Party to accomplish a particular objective hereunder as such Party would normally use to accomplish a similar objective under similar circumstances, and, in the case of Curis’ efforts to develop and commercialize Compound and Licensed Products hereunder, the level of efforts that a biopharmaceutical company of a size and stage of development similar to Curis typically devotes to a similar pharmaceutical compound or product(s) owned by it or to which it has rights, which compound or product(s) is at a similar stage in its development or product life and is of similar market potential, taking into account efficacy, safety, approved labeling, the competitiveness of alternative products in the marketplace, the patent and other proprietary position of the product, the likelihood of marketing approval given the regulatory structure involved, the profitability of the product and other relevant factors.

1.7 “Competing Product” means a product containing, as an active ingredient, a small molecule compound that inhibits the binding of [**] as such product’s primary mechanism of action.

1.8 “Competitive Infringement” means that, in a particular country (or region) where Curis or a Sublicensee is developing or commercializing (including preparing an application for marketing approval for and seeking marketing approval for), a Licensed Product, a Third Party (other than a Sublicensee) is commercializing a Competing Product, the manufacture, use, sale, offer for sale or import of which Competitive Product actually or potentially infringes a Part II Patent in such country (or region).

1.9 “Compound” means the small molecule GDC-0917 as provided in United States Patent Application [**], its salts, prodrugs, hydrates, solvates and polymorphs/physical forms.

1.10 “Confidential Information” of a Party means, subject to the exceptions set forth below, (i) all information and materials (of whatever kind and in whatever form or medium) disclosed by or on behalf of such Party (the “Disclosing Party”) to the other Party or its designee (collectively, the “Receiving Party”) in connection with this Agreement, including any Licensed Know-How, whether prior to or during the Term and whether provided orally, electronically, visually, or in writing; (ii) all copies of the information and materials described in (i) above; and (iii) the existence and each of the terms and conditions of this Agreement. Confidential Information shall not include information or materials that the Receiving Party can demonstrate by competent evidence: (a) is now, or hereafter becomes, part of the public domain, other than by virtue of the Receiving Party’s breach of this Agreement, including Article 10 hereof; (b) is known by the Receiving Party at the time of receiving such information from the Disclosing Party; (c) is received by the Receiving Party on a non-confidential basis from a Third Party

CONFIDENTIAL	EXECUTION COPY

having the right to disclose such information; (d) is independently developed by the Receiving Party without use of or reference to Confidential Information disclosed by the Disclosing Party as evidenced by written records; or (e) is released from the restrictions set forth in this Agreement by the express prior written consent of the Disclosing Party.

1.11 “Control(s)” or “Controlled” means the possession by a Party, as of the Effective Date or during the Term, of (i) with respect to materials, data or information, physical possession or the right to such physical possession of those items, with the right to provide them to Third Parties or to the other Party; and (ii) with respect to intellectual property rights, rights sufficient to grant the applicable license(s) or sublicense(s) under this Agreement, without violating the terms of any agreement with any Third Party or incurring any royalty or other payment obligations to a Third Party.

1.12 “Covers” or “Covered by,” or the like, with reference to a particular Licensed Product, means that the making, using, selling, offering for sale, or importing of such Licensed Product would, but for ownership of, or a license granted under, a particular Patent, infringe a Valid Patent Claim within such Patent.

1.13 “Curis IP” has the meaning set forth in Section 7.3.3(b).

1.14 “Curis Marks” has the meaning set forth in Section 6.5.

1.15 “Designated Representative” has the meaning as defined under Section 2.5.

1.16 “Development Reports” has the meaning described in Section 2.5.

1.17 “Dispute” means any controversy, claim or legal proceeding arising out of or relating to this Agreement, or the breach, termination, or invalidity thereof.

1.18 “Drug Approval Application” means, with respect to a particular country, an application for regulatory approval required before commercial sale or use of a Licensed Product in such country. For clarity, in the U.S., a “Biologics License Application” and a “New Drug Application” (as such terms are used by the FDA) shall each be deemed to be a Drug Approval Application.

1.19 “EMA” means the European Medicines Agency, or any successor thereto.

1.20 “EU” means the European Union or any successor organization, including any of its member countries.

1.21 “Existing IND” means Investigational New Drug application no. [**] filed by Genentech with the FDA, including all amendments and supplements thereto existing as of the Effective Date.

1.22 “FDA” means the U.S. Food and Drug Administration or corresponding governmental authority in another country, or any successor thereto.

1.23 “Field” means all human therapeutic uses.

CONFIDENTIAL	EXECUTION COPY

1.24 “First Commercial Sale” means, with respect to a particular Licensed Product in a given country, the first bona fide arm’s length commercial sale of such Licensed Product following Marketing Approval in such country by or under authority of Curis or its Sublicensees to a Third Party.

1.25 “IND” means an “Investigational New Drug Application” as defined in 21 C.F.R. 312.3, or a corresponding application with a regulatory agency in a country other than the United States, together with all additions, deletions, and supplements thereto.

1.26 “Indication” means a specific disease, disorder or condition which is recognized by the applicable Regulatory Authority in a given country or jurisdiction as a disease, disorder or condition. For the avoidance of doubt, all variants of a single disease, disorder or condition (whether classified by severity or otherwise) will be treated as the same Indication, except that different types of cancer, as defined by site or cancer cell origin, will be treated as different Indications. For further clarification, the treatment of a disease, disorder or condition in a particular patient population and the treatment of the same disease, disorder or condition in a different population (e.g., adult population and pediatric population) will not be treated as separate Indications.

1.27 “Know-How” means any proprietary technical or other information, whether patentable or not and whether in written or verbal form, including without limitation technology, experience, formulae, concepts, discoveries, trade secrets, inventions, modifications, improvements, data (including without limitation all chemical, preclinical, pharmacological, clinical, toxicologic, analytical, and quality control data), results, designs, ideas, analyses, methods, techniques, assays, research plans, procedures, tests, processes (including manufacturing processes, specifications and techniques), laboratory records, reports, summaries, and information contained in submissions to, and information from, regulatory authorities. Know-How shall not include any Patents.

1.28 “Licensed IP” means the Licensed Patent Rights and the Licensed Know-How.

1.29 “Licensed Know-How” means all Know-How Controlled by Genentech as of the Effective Date that (a) was actually used or generated by or on behalf of Genentech in the research, development or manufacture of any Compound or Licensed Product and (b) is necessary or useful for the development, manufacture, use or sale of Compounds or Licensed Products in the Field; including the Know-How described in Exhibit C attached hereto.

1.30 “Licensed Patent Rights” means (i) the patent applications described in Exhibit B, (ii) any patent(s) issuing anywhere in the world from any such application (including, but not limited to, divisionals, continuations, continuations-in-part and renewals) that claims priority (directly or indirectly) to the patent or patent application of (i); (iii) any patents that are reissues, reexaminations, extensions, or foreign counterparts of any of the foregoing; and (iv) any application from which any of the foregoing patents issue.

1.31 “Licensed Product” means any pharmaceutical product containing a Compound as an active ingredient.

CONFIDENTIAL	EXECUTION COPY

1.32 “Listed IP” has the meaning set forth in Section 8.2.2.

1.33 “Losses” has the meaning set forth in Section 9.1.

1.34 “Marketing Approval” means all approvals, licenses, registrations or authorizations of any federal, state or local regulatory agency, department, bureau or other governmental entity, necessary for the manufacturing, use, storage, import, transport, marketing and sale of Licensed Products in a country or regulatory jurisdiction.

1.35 “Net Sales” means the gross amounts invoiced by Curis, its Affiliates and Sublicensees for sales of Licensed Products (in final form for end use, but exclusive of sales or transfers among Curis, its Affiliates and Sublicensees for resale), less the following deductions from such gross amounts (if not previously deducted from the amount invoiced) to the extent actually incurred, allowed or taken:

(a) credits or allowances granted for damaged, outdated, returned, rejected or recalled Licensed Products, and uncollectible amounts on previously sold Licensed Products and retroactive price reductions;

(b) normal and customary trade, cash and quantity discounts;

(c) sales and excise taxes and duties (including value added taxes (VAT) and import duties) paid or allowed by a selling party and any other governmental charges imposed upon the manufacture or sale of a Licensed Product;

(d) chargebacks and rebates, including those granted to managed health care organizations, wholesalers, buying groups, retailers or to federal, state/provincial, local and other governments, their agencies and purchasers and reimbursers;

(e) commissions paid to Third Party distributors, brokers or agents (excluding sales personnel, sales representatives and sales agents that are employees or consultants of Curis or its Affiliates or Sublicensees) in countries outside the United States in which such commissions are paid by deducting such commissions from the gross sales invoiced for sales to such Third Parties; and

(f) transportation costs, including insurance, for outbound freight related to delivery of Licensed Products.

Sales between or among Curis and its Affiliates and its Sublicensees shall be excluded from the computation of Net Sales, but Net Sales shall include the first sales to Third Parties (other than Sublicensees) by Curis or any such Affiliates or Sublicensees. The supply of Licensed Products as samples, for use in non-clinical or clinical studies, or for use in any tests or studies reasonably necessary to comply with any Applicable Laws, regulation or request by a regulatory or governmental authority or as is otherwise normal and customary in the industry shall not be included within the computation of Net Sales.

In the event a Licensed Product is sold in a finished dosage form containing a Compound in combination with one or more other active ingredients (a “Combination Product”), the Net

CONFIDENTIAL	EXECUTION COPY

Sales of the Licensed Product, for the purposes of this Agreement, shall be determined by multiplying the Net Sales (as defined above) of the Combination Product by the fraction, A/(A+B) where A is the weighted (by sales volume) average sale price in a particular country of the Compound when sold separately in finished form and B is the weighted average sale price in that country of the other active ingredient(s) sold separately in finished form. In the event that such average sale price cannot be determined for both the Compound and the other active ingredient(s) in such Combination Product, Net Sales for purposes of determining royalty payments shall be agreed by the Parties based on the relative value contributed by each component, such agreement not to be unreasonably withheld.

1.36 “Part I Patents” means those Licensed Patent Rights listed in Part I of Exhibit B.

1.37 “Part II Patents” means Licensed Patent Rights listed in Part II of Exhibit B.

1.38 “Patents” means any and all patents and patent applications in any country or jurisdiction, including provisional applications, priority applications, divisions, continuations, continuations-in-part, invention certificates, substitutions, reissues, reexaminations, extensions, registrations, patent term extensions and restorations, supplementary protection certificates and renewals of any of the above.

1.39 “Person” means any person or entity, including any individual, trustee, corporation, partnership, trust, unincorporated organization, limited liability company, business association, firm, joint venture or governmental agency or authority.

1.40 “Phase I Clinical Trial” means, as to a specific Licensed Product, a controlled and lawful study in humans designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness, as necessary to permit the design of Phase II Clinical Trials, as further defined in 21 C.F.R. § 312.21(a); or similar clinical study in a country other than the United States.

1.41 “Phase II Clinical Trial” means, as to a specific Licensed Product, a controlled and lawful study in humans designed with the principal purpose of determining initial efficacy and dosing of such Licensed Product in patients for the indication(s) being studied, as further defined in 21 C.F.R. § 312.21(b); or similar clinical study in a country other than the United States.

1.42 “Phase III Clinical Trial” means, as to a specific Licensed Product, a controlled and lawful study in humans of the efficacy and safety of such Licensed Product, which is prospectively designed to demonstrate statistically whether such Licensed Product is effective and safe for use in a particular indication in a manner sufficient to obtain Marketing Approval to market and sell that Licensed Product in the United States or another country for the indication being investigated by the study; or a similar clinical study in a country other than the United States. Without limiting the generality of the foregoing, the term “Phase III Clinical Trial” includes a human study that either (a) would satisfy the requirements for a Phase III study as defined in 21 C.F.R. § 312.21(c) or (b) is the subject of a special protocol assessment agreement with the FDA (or any equivalent thereof in a country other than the United States).

CONFIDENTIAL	EXECUTION COPY

1.43 “Regulatory Authority” means any national (e.g., the FDA), supra-national (e.g., the EMA), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity, in any jurisdiction of the world, involved in the granting of Marketing Approval.

1.44 “Royalty Term” has the meaning provided in Section 4.11.

1.45 “Sublicensee” means any Third Party which enters into an agreement with Curis involving the grant to such Third Party of any rights under the licenses granted to Curis under this Agreement.

1.46 “Subsidiary” means any Person that, directly or indirectly (through one or more intermediaries) is controlled by a Party. For purposes of this definition, “control” has the meaning set forth in Section 1.2.

1.47 “Technology Transfer Term” means the period commencing on the Effective Date and expiring on the later of (a) [**] days after the Effective Date or (b) [**] Business Days after Genentech delivers the final clinical study report pertaining to protocol GDC-0917-IAM4914g to Curis.

1.48 “Term” has the meaning set forth in Section 7.1.

1.49 “Termination Product(s)” has the meaning as defined in Section 7.3.3(b).

1.50 “Territory” means the entire world.

1.51 “Third Party” means a Person other than one of the Parties.

1.52 “Transferred Materials” has the meaning provided in Section 2.3.4.

1.53 “United States” means the United States of America, its territories and possessions as of the Effective Date, including the Commonwealth of Puerto Rico.

1.54 “Valid Claim Product” means a Licensed Product that, at the time of sale in a country, is Covered by a Valid Patent Claim in the Licensed Patent Rights in such country.

1.55 “Valid Patent Claim” means a claim of an issued and unexpired patent in the Licensed Patent Rights that has not been (i) disclaimed, (ii) dedicated to the public, (iii) abandoned or (iv) declared invalid, unenforceable or revoked by a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

ARTICLE 2: DEVELOPMENT AND COMMERCIALIZATION EFFORTS

2.1 Development and Commercialization Responsibilities. During the Term, Curis shall have the sole right and responsibility for, and control over, all research, development, manufacturing and commercialization activities, including all regulatory activities, with respect to Licensed Products, at Curis’ sole cost and expense.

CONFIDENTIAL	EXECUTION COPY

2.2 Development of Licensed Products.

2.2.1 Generally. The Parties intend and agree that any Marketing Approval and commercialization of Licensed Products shall be controlled by Curis. Without limiting the generality of the foregoing, Curis shall be responsible for making and have authority to make all decisions, and undertake any actions necessary as a result of such decisions, regarding development (including additional preclinical and clinical development and testing) and preparing and filing Drug Approval Applications. Curis shall own all data resulting from its development of Licensed Products and all regulatory submissions, including all INDs, Drug Approval Applications and Marketing Approvals, created after the Effective Date for Licensed Products in the Territory.

2.2.2 Curis Diligence. Curis shall use Commercially Reasonable Efforts to develop and commercialize at least one Licensed Product, including, without limitation, (a) to conduct at least one additional Phase I Clinical Trial (e.g., of Licensed Product in combination with another agent or of Licensed Product as a single agent with a dose schedule different than the dose schedule of the Phase I Clinical Trial previously conducted by Genentech), and (ii) unless the results of the additional Phase I Clinical Trial do not provide sufficient scientific or clinical justification for continued clinical development, to conduct a Phase II Clinical Trial to inform a decision to start a Phase III Clinical Trial.

2.3 Technology Transfer. During the Technology Transfer Term, Genentech and Curis shall perform the obligations and roles of each Party as outlined in the Technology Transfer Plan attached hereto as Exhibit C. During the Technology Transfer Term, Genentech shall appoint a project team leader (PTL) who shall serve as the single point of contact for Curis. Such PTL shall be made available by telephone upon reasonable request and during normal Genentech business hours. Without limiting the generality of the foregoing, during the Technology Transfer Term, Genentech shall, as more fully described in the Technology Transfer Plan:

2.3.1 transfer to Curis the Licensed Know-How listed on Exhibit C that is available in written, graphic, electronic or other recorded form (or true and complete copies thereof). To the extent the Licensed Know-How listed on Exhibit C exists in electronic form, Genentech may provide the same to Curis in electronic form;

2.3.2 provide to Curis a true and complete copy of (or electronic access to) the Existing IND, together with copies of material regulatory correspondence sent by Genentech to the FDA, or received by Genentech from the FDA, with respect to Licensed Product and minutes of all formal meetings between Genentech and the FDA regarding Licensed Product (if any);

2.3.3 transfer and assign to Curis the Existing IND and execute and deliver such assignments, instruments and documents, and take such actions, including filing of such assignments, instruments and documents with the FDA or other Regulatory Authorities, as may be necessary, or as Curis may reasonably request, in order to effect, evidence or record such

CONFIDENTIAL	EXECUTION COPY

transfer and assignment of the Existing IND to Curis and in Curis’ name. Genentech shall use Commercially Reasonable Efforts to effect such transfer and assignment of the Existing IND within [**] days after the Effective Date;

2.3.4 transfer to Curis the quantities of Compound and Licensed Product specified in Exhibit D (collectively, the “Transferred Materials”), subject to Genentech’s retained rights under Section 3.2.2;

2.3.5 provide Curis with copies of all existing Part I Patents; and

2.3.6 provide reasonable technical assistance to Curis in the practice of the Licensed Know-How transferred to it pursuant to Section 2.3.1, as the same was practiced by or on behalf of Genentech prior to the Effective Date; such technical assistance shall be coordinated by the PTL and limited to [**] hours per week during the Technology Transfer Term. For clarity, the foregoing technical assistance excludes the performance of any additional experiments or research activities.

Subject to Curis’ payment of the technology transfer fee specified in Section 4.2, Genentech shall perform its obligations under this Section 2.3 at Genentech’s sole cost and expense.

2.4 Material Supply. Exhibit D sets forth the Transferred Materials and supporting documentation including Genentech clinical supply of filled drug product in the amounts and on the schedule set forth thereon. Except as expressly set forth on Exhibit D and in Section 2.3.4, Curis shall be responsible for all manufacturing and supply of Licensed Products for clinical use and commercial sale.

2.5 Governance. Genentech and Curis shall each designate one (1) representative to serve as the main point of contact for communications related to development and commercialization of Licensed Products under this Agreement (each a “Designated Representative”). Each Party may replace its Designated Representative at its own discretion. Curis shall provide to Genentech annual written reports due on the anniversary of the Effective Date summarizing Curis’ research, development, manufacturing and commercialization activities for Licensed Products (“Development Reports”) in the time since the last such annual report was provided to Genentech. Such Development Reports shall include a forecast of any milestone payment(s) pursuant to Section 4.3 reasonably anticipated to occur within the next calendar year. Upon Genentech’s request, the Designated Representatives shall meet in person [**] each calendar year to present and discuss the Development Report at such location and date as mutually agreed. A Party may, with the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed), invite a reasonable number of employees, consultants or scientific advisors to attend a meeting of the Designated Representatives, provided, however, that such invitees shall participate only as observers and advisors. Those invitees must be bound by appropriate confidentiality obligations. Each Party shall be responsible for all expenses incurred by its Designated Representative and its invitees in the participation in such annual meetings.

CONFIDENTIAL	EXECUTION COPY

ARTICLE 3: LICENSE GRANTS

3.1 Curis License. Genentech hereby grants to Curis an exclusive (even as to Genentech, except as expressly set forth in Section 3.2, royalty-bearing license, including the right to sublicense through multiple tiers of sublicense, under the Licensed IP, to make, have made, use, sell, have sold, offer for sale, and import the Compound and Licensed Products in the Field in the Territory.

3.2 Genentech Retained Rights. Notwithstanding the exclusivity of the license granted to Curis pursuant to Section 3.1, Curis agrees that Genentech:

3.2.1 retains the non-exclusive, non-sublicensable right under the Licensed IP solely to perform Genentech’s obligations under Section 2.4 and to perform internal research activities, provided that such activities shall exclude administration of Compound to any animal or human; and

3.2.2 shall be permitted to retain in its compound screening libraries and laboratory sample storage any quantity of Compound that is in such screening libraries and laboratory sample storage as of the Effective Date and to use such Compound conduct screening and internal research activities consistent with 3.2.1.

3.3 No Implied Licenses. Curis acknowledges that the licenses granted under this Article 3 are limited to the scope expressly granted, and all other rights under all Patents, Know-How and all other intellectual property rights owned or Controlled by Genentech are expressly reserved. Where a license or right granted by one Party to the other Party under this Article 3 is for a particular purpose or with respect to a particular compound or product, the granting Party retains all of its rights with respect to those intellectual property rights for those purposes not expressly licensed under this Agreement.

3.4 Sublicense Right. Curis shall be responsible for the payment of all amounts that become due hereunder as a result of its Sublicensees’ exercise of any sublicense granted by Curis hereunder and shall remain primarily responsible to Genentech for all acts performed by the Sublicensee pursuant to any sublicense agreement entered into by Curis and any Sublicensee (each, a “Sublicense Agreement”). Each Sublicense Agreement shall include, (i) to the extent applicable to the scope of such Sublicense Agreement, confidentiality, financial, reporting, and diligence obligations no less stringent than those obligations of Curis as provided in this Agreement, and (ii) a provision granting to Curis audit rights similar to Genentech’s audit rights under Section 5.3 of this Agreement, which rights Curis agrees to exercise for Genentech at Genentech’s request, direction and expense, on the terms and conditions set forth in Section 5.3, mutatis mutandis. Curis shall notify Genentech in writing promptly after entering into any such Sublicense Agreement including in such notice the name and address of the Sublicensee and the portion(s) of the Field and the part(s) of the Territory covered by the Sublicense Agreement.

CONFIDENTIAL	EXECUTION COPY

ARTICLE 4: PAYMENTS

4.1 Up-Front Payment. In consideration for the access to Licensed IP Controlled by Genentech as of the Effective Date, Curis shall pay to Genentech within [**] days following the Effective Date, a one-time payment of nine million dollars (U.S. $9,000,000).

4.2 Technology Transfer Fee and Cost. Curis shall pay to Genentech within [**] days following substantial completion of the Technology Transfer Plan a one-time payment of five hundred thousand dollars (U.S. $500,000) as a fee for the Technology Transfer Plan. For purposes of this Section 4.2, Genentech shall be deemed to have substantially completed the Technology Transfer Plan upon delivery to Curis or its designee of the items numbered 1 through 3 set forth on the Technology Transfer Plan.

4.3 Milestone Payments for Licensed Products. Within [**] days after the first achievement of each of the following milestones by the first Licensed Product to achieve such milestone, Curis shall pay to Genentech the corresponding one-time (except as expressly set forth in Section 4.4) milestone payment set forth below.

4.3.1 [**] dollars (U.S. $[**]) upon the First Commercial Sale of a Licensed Product in the United States;

4.3.2 [**] dollars (U.S. $[**]) upon the First Commercial Sale of a Licensed Product in the EU; and

4.3.3 [**] dollars (U.S. $[**]) upon the First Commercial Sale of a Licensed Product in Japan.

4.4 Single Milestone Payment. Each of the milestone payments set forth in Section 4.3 shall be payable only once and only for the first Licensed Product to achieve such milestone, regardless of how many times the corresponding milestone is achieved, and no milestone payment shall be paid for a milestone that is not achieved; provided, however, that if, after the first achievement of a milestone event specified in Section 4.3.1, 4.3.2 or 4.3.3 by the first Licensed Product to achieve such milestone event (the “First Product”), a different Licensed Product – i.e., a Licensed Product having a different formulation than such first Licensed Product (a “New Product”) receives Marketing Approval in the same jurisdiction (i.e., United States, EU or Japan) for a Separate Indication (defined below), then, within [**] days of the First Commercial Sale of such New Product after receipt of Marketing Approval for such Separate Indication in such jurisdiction, Curis shall pay to Genentech a one-time milestone payment in an amount equal to [**] percent ([**]%) of the applicable milestone payment paid for the first achievement of that milestone event by the First Product. For purposes of this Section 4.4, “Separate Indication” means, with respect to a New Product in a particular jurisdiction, an Indication other than any Indication for which the First Product has received Marketing Approval in such jurisdiction. For the avoidance of doubt, the maximum amount payable with respect to each of the milestone events set forth Sections 4.3.1, 4.3.2 and 4.3.3 equals [**] percent ([**]%) of the corresponding milestone payment set forth in such Section, and the maximum aggregate amount payable with respect to all such milestone events in the aggregate is [**] dollars (U.S. $[**]); in each case, regardless of the number of Licensed Products that achieve any milestone event or the number of Indications for which any Licensed Product may receive Marketing Approval.

CONFIDENTIAL	EXECUTION COPY

4.5 Royalties for Valid Claim Products. In consideration for the rights granted hereunder, and subject to Sections 4.6 through 4.11 and Article 5, Curis shall pay to Genentech, on a Valid Claim Product-by-Valid Claim Product basis, royalties on worldwide annual Net Sales of each Valid Claim Product in each calendar year at the following rate(s):

(a) [**] percent ([**]%) of that portion of annual worldwide Net Sales of such Valid Claim Product up to the first [**] dollars ($[**]);

(b) [**] percent ([**]%) of that portion of annual worldwide Net Sales of such Valid Claim Product between [**] dollars ($[**]) and [**] dollars ($[**]);

(c) [**] percent ([**]%) of that portion of annual worldwide Net Sales of such Valid Claim Product between [**] dollars ($[**]) and [**] dollars ($[**]); and

(d) [**] percent ([**]%) of that portion of annual worldwide Net Sales of such Valid Claim Product Covered by a Valid Patent Claim for such sales greater than [**] dollars ($[**]).

No royalties shall be due under this Section 4.5 with respect to any Licensed Product that is not, at the time of sale, a Valid Claim Product.

4.6 Royalties for Know-How. Subject to Sections 4.7 through 4.11 and Article 5, during any portion of the Royalty Term for a Licensed Product in a country when such Licensed Product is not a Valid Claim Product in such country, Curis shall pay royalties to Genentech on Net Sales of such Licensed Product in such country at the rate of [**] percent ([**]%).

4.7 Royalty Offsets. In the event that Curis (or its Affiliate or Sublicensee) obtains a license under a Third Party Patent(s) that it determines upon the advice of patent counsel Covers a Licensed Product(s), Curis may offset [**] percent ([**]%) of the amounts paid by Curis and/or its Affiliate or Sublicensee to such Third Party with respect to sales of such Licensed Product(s) in any calendar quarter against the milestone and royalty payments due and payable by Curis to Genentech under Sections 4.3, 4.5 and 4.6 in such calendar quarter with respect to such Licensed Product(s); provided, however, in no event shall the milestone and royalty payments otherwise due and payable under Sections 4.3, 4.5 and 4.6 to Genentech with respect to such Licensed Product(s) in any calendar quarter be reduced by more than [**] percent ([**]%) as a result of any and all such offsets in the aggregate. In the event that [**] percent ([**]%) of the milestone and royalty payments paid to such Third Party in a calendar quarter with respect to sales of such Licensed Product(s) exceeds the amount by which Curis can offset its payments to Genentech in such calendar quarter under this Section 4.7, Curis shall be entitled to carry forward the excess to offset milestone and royalty payments due to Genentech in any of the subsequent [**] calendar quarters, provided that the milestone and royalty payments otherwise due and payable to Genentech under Sections 4.3, 4.5 and 4.6 in any calendar quarter with respect to such Licensed Product(s) may not be reduced by more than [**] percent ([**]%) as a result of any and all such offsets in the aggregate.

CONFIDENTIAL	EXECUTION COPY

4.8 Timing of Royalty Payments. All royalty payments due under this Article 4 shall be paid on a quarterly basis and shall be paid within [**] days following the end of each calendar quarter.

4.9 No Deductions from Payments. Except for the royalty adjustments set forth in Sections 4.7, as between the Parties, Curis is solely responsible for payment of any fee, royalty or other payment due to any Third Party in connection with the research, development, manufacture, distribution, use, sale, import or export of a Licensed Product, and Curis shall not have the right to offset any amounts paid to such Third Party, including fee, royalty or other payment, against any amount payable to Genentech hereunder.

4.10 Single Royalty. Notwithstanding anything herein to the contrary, with respect to any Licensed Product only a single royalty payment shall be due and payable, regardless if such Licensed Product is Covered by more than one Valid Patent Claim. In addition, only one royalty, under either Section 4.5 or Section 4.6 (as applicable), shall be due with respect to any sale of a Licensed Product.

4.11 Royalty Term. The term of the royalty obligations set forth in this Article 4 shall begin, on a Licensed Product-by-Licensed Product and country-by-country basis, upon the First Commercial Sale of a Licensed Product in a country and will continue until the later of (i) ten (10) years after the First Commercial Sale of such Licensed Product in such country or (ii) the date of expiration of the last Valid Patent Claim within the Licensed Patent Rights Covering such Licensed Product in such country (such period, the “Royalty Term”). Upon expiration of the Royalty Term for a Licensed Product in a country, Curis’ license under Section 3.1 with respect to such Licensed Product in such country shall become royalty-free and fully paid-up.

4.12 No Set-Offs Under Other Agreements. Genentech shall not have any right to set off, credit or deduct any amount due, or alleged to be due, to it under this Agreement against or from any payment obligation Genentech may have to Curis under any other agreement between Curis and Genentech.

ARTICLE 5: REPORTS, AUDITS AND FINANCIAL TERMS

5.1 Reports.

5.1.1 Royalty Reports. Within [**] days after the end of each calendar quarter in which a royalty payment under Article 4 is required to be made, Curis shall send to Genentech a report of Net Sales of the Licensed Products for which a royalty is due, which report sets forth for such calendar quarter the following information: (i) total Net Sales of each Licensed Product during such calendar quarter, (ii) Net Sales of each Licensed Product during such calendar quarter on a country-by-country basis, (iii) the exchange rate used to convert Net Sales from the currency in which they are earned to United States dollars; and (iv) the total royalty payments due (collectively, the “Quarterly Report”).

5.2 Additional Financial Terms.

5.2.1 Currency. All payments to be made under this Agreement shall be made in United States dollars. Amounts invoiced in a currency other than dollars must be expressed in

CONFIDENTIAL	EXECUTION COPY

the United States dollar equivalent as well as any local currency. Net Sales outside of the United States shall be first determined in the currency in which they are earned and shall then be converted into an amount in United States dollars. All currency conversions shall be made using Curis’ then-current foreign currency conversion methodology, in accordance with the Accounting Standard, for the calendar quarter for which such payment is being determined.

5.2.2 Payment Type. Amounts paid by one Party to the other under this Agreement shall be paid in immediately available funds, by means of wire transfer to an account specified in writing by the Party entitled to receive payment, unless otherwise specified by such Party.

5.2.3 Withholding of Taxes. Each Party may withhold from payments due to the other Party amounts for payment of any withholding tax that is required by law to be paid to any taxing authority with respect to such payments. The Party withholding the tax shall provide to the other Party all relevant documents and correspondence, and shall also provide to the Party from whose payment that tax was withheld any other cooperation or assistance on a reasonable basis as may be necessary to enable that Party subject to withholding to claim exemption from such withholding taxes and to obtain a refund of such withholding tax or claim a foreign tax credit. The Party withholding the tax shall give proper evidence from time to time as to the payment of such tax. The Parties shall cooperate with each other in seeking deductions under any double taxation or other similar treaty or agreement from time to time in force.

5.2.4 Late Payments. Any amounts not paid within [**] days after the date due under this Agreement are subject to interest from the date due through and including the date upon which payment is received. Interest is calculated, over the period between the date due and the date paid, at a rate equal to [**] percentage points ([**]%) over the three (3) month United States Treasury Bill Rate.

5.3 Accounts and Audit.

5.3.1 Records. Curis shall keep full, true and accurate books of account containing the particulars of Net Sales and the calculation of royalties. Curis shall keep such books of account and the supporting data and other records at its principal place of business. Such books and records must be maintained available for examination in accordance with this Section for [**] calendar years after the end of the calendar year to which they pertain, and otherwise as reasonably required to comply with Accounting Standard.

5.3.2 Appointment of Auditor. Genentech may appoint an internationally-recognized independent certified public accounting firm reasonably acceptable to Curis to inspect the relevant books of account of Curis to verify any reports or statements provided, or amounts paid, by Curis. The accounting firm (and any individuals, if applicable) appointed to perform the examination under this Agreement must execute a confidential disclosure agreement with Curis, or otherwise be subject to terms governing non-use and non-disclosure of information that Curis has agreed in writing are acceptable.

5.3.3 Procedures for Audit. Curis is required to make its records available for inspection only during regular business hours, only at such place or places where such records

CONFIDENTIAL	EXECUTION COPY

are customarily kept, and only upon receipt of at least [**] days written advance notice from Genentech. No such inspection or audit with respect to the books and records pertaining to any calendar year may be conducted more than [**] years after the end of such calendar year, and the books and records pertaining to a particular calendar year may be audited [**].

5.3.4 Audit Report. The independent accountant will be instructed (a) to provide to Genentech and Curis such accountant’s audit report specifying whether the amounts paid were correct, and, if incorrect, the amount of any underpayment or overpayment and (b) to provide to Genentech and, to the extent allowed by the contract between Genentech and such accountant, Curis such accountant’s analyses and findings supporting its conclusions set forth in the audit report.

5.3.5 Underpayment and Overpayment. After review of the auditor’s report: (i) if there is an uncontested underpayment by Curis for the period in question, then Curis shall pay to Genentech the full amount of that uncontested underpayment, and (ii) if there is an uncontested overpayment by Curis for the period in question, then Genentech shall provide to Curis a credit against future payments (such credit equal to the full amount of that overpayment), or, if Curis is not obligated to make any future payments, then Genentech shall pay to Curis the full amount of that overpayment. Contested amounts are subject to dispute resolution under Article 11. If the total amount of any underpayment (as agreed to by Curis or as determined under Article 11) exceeds five percent (5%) of the amount previously paid by Curis for the period subject to audit, then Curis shall pay the reasonable and documented costs for the audit. The full amount of any underpayment by Curis determined to be payable to Genentech pursuant to this Section 5.3.5 shall accrue interest calculated in accordance to Section 5.2.4.

5.3.6 Rights Regarding Consolidation of Financial Data. With a view toward compliance with the currently in effect Accounting Standard, if, at any time during the term of this Agreement, compliance with any term or condition of this Agreement would, in Genentech’s opinion and with the concurrence of Genentech’s independent auditors, require Genentech to consolidate Curis within Genentech’s financial statements, then upon Genentech’s request, Curis shall provide to Genentech Curis’ unaudited quarterly consolidated financial statements, prepared in accordance with Accounting Standard (i.e., balance sheet, income statement and statement of cash flows) within the earlier of [**] days after the end of each calendar quarter within [**] following Curis’ completion of such financial statements. In the event such consolidation is deemed necessary, the Parties will discuss in good faith a process for implementing the foregoing.

ARTICLE 6: INTELLECTUAL PROPERTY; PATENT PROSECUTION, MAINTENANCE AND ENFORCEMENT.

6.1 Prosecution and Maintenance of Licensed Patent Rights.

6.1.1 Part I Patents. Curis shall have the first right to prepare, file, prosecute and maintain the Part I Patents, at Curis’ sole expense using outside patent counsel mutually agreed upon by the Parties (“Outside Counsel”). Outside Counsel shall consult with Curis and Genentech as to the preparation, filing, prosecution and maintenance of the Part I Patents reasonably prior to any deadline or action with the U.S. Patent & Trademark Office or any

CONFIDENTIAL	EXECUTION COPY

foreign patent office, and shall furnish to Curis and Genentech copies of all relevant documents reasonably in advance of such consultation. In the event that Curis desires to abandon any Part I Patent, or if Curis later declines responsibility for any Part I Patent, Curis shall provide reasonable prior written notice to Genentech of such intention to abandon or decline responsibility (which notice shall, in any event, be given no later than [**] days prior to the next deadline for any action that may be taken with respect to such Part I Patent with the U.S. Patent & Trademark Office or any foreign patent office), and Genentech shall have the right, at its expense, to prepare, file, prosecute, and maintain such Part I Patent; and such Part 1 Patents shall no longer be within Licensed Patent Rights.

6.1.2 Part II Patents. Genentech shall be solely responsible, using Outside Counsel, for the preparation, filing, prosecution and maintenance of Part II Patents, at Genentech’s sole expense. Outside Counsel shall consult with Curis and Genentech as to the preparation, filing, prosecution and maintenance of the Part II Product Patents reasonably prior to any deadline or action with the U.S. Patent & Trademark Office or any foreign patent office, and shall furnish to Curis and Genentech copies of all relevant documents reasonably in advance of such consultation. In countries (or regions) in which Curis has filed a patent application within the Part I Patents (regardless of whether or not prosecution of such patent application is pending, or whether or not any patent ultimately issues from such patent application), in the event that Genentech desires to abandon any Part II Patent in such country (or region), or if Genentech later declines responsibility for any Part II Patent in such country (or region), Genentech shall provide reasonable prior written notice to Curis of such intention to abandon or decline responsibility (which notice shall, in any event, be given no later than [**] days prior to the next deadline for any action that may be taken with respect to such Part I Patent with the U.S. Patent & Trademark Office or any foreign patent office), and Curis shall have the right, at its expense, to prepare, file, prosecute, and maintain such Part II Patent. In the event that Curis assumes responsibility for the preparation, filing, prosecution and maintenance of any such Part II Patent, such Part II Patent shall, upon such assumption of responsibility, be deemed a “Part I Patent” for purposes of Sections 6.2 and 6.3.

6.2 Enforcement of Patents. Each Party shall promptly notify the other in the event it becomes aware of any actual or probable infringement of any Patent within the Licensed Patent Rights.

6.2.1 Enforcement of Part I Patents. Curis shall have the first right, in its sole discretion and at its sole expense, to bring and control any action or proceeding with respect to infringement of any Part I Patent and, Genentech shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If Curis fails to bring any such action or proceeding within (A) [**] days following the notice of alleged infringement, or (B) [**] days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then Genentech shall have the right to bring and control any such action, at its own expense and by counsel of its own choice, and Curis shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

CONFIDENTIAL	EXECUTION COPY

6.2.2 Enforcement of Part II Patents.

(a) In the event of Competitive Infringement in a country (or region) in which Curis has filed a patent application within the Part I Patents (regardless of whether or not prosecution of such patent application is pending, or whether or not any patent ultimately issues from such patent application), at Curis’ request, the Parties shall engage in good faith discussions as to the advisability of enforcing the relevant Part II Patent against the applicable Third Party, including which Party would have the right to bring and control any such enforcement action or proceeding, with each Party giving due consideration to concerns raised by the other Party. In deciding whether to enforce such Part II Patent and which of the Parties would control an enforcement action, the Parties shall take into consideration, among other relevant factors: similarity in structure between Compound contained in a Licensed Product that Curis or a Sublicensee is developing or commercializing (including preparing an application for marketing approval and seeking marketing approval), and the active ingredient of the Competing Product; the respective indication(s) for which such Licensed Product and Competing Product are being developed or commercialized in such country (or region); the competitive harm that such Competing Product is causing or may cause to the market (or potential market) for such Licensed Product in such country (or region); whether or not the relevant Part II Patent also covers any product being developed or commercialized by or on behalf of Genentech in such country (or region) or Genentech has granted any license or rights under such Part II Patent to a Third Party in such country (or region); whether or not there is any Part I Patent that Curis could enforce against the Third Party with respect to such Competitive Infringement; and, if such a Part I Patent exists, the relative strength of such Part I Patent and the relevant Part II Patent. In the event that, following good faith discussion between that Parties giving due consideration to the preceding factors, the Parties are unable to agree on whether to enforce the Part II Patents or which Party would control any such enforcement action, then Genentech shall have final decision making authority with respect to such enforcement.

(b) Except as expressly set forth in Section 6.2.2(a) above, Genentech shall have sole right, in its sole discretion and at its sole expense, to enforce the Part II Patents.

6.2.3 Recoveries. Except as otherwise agreed by the Parties in connection with a cost-sharing arrangement, any recovery as a result of any action or proceeding pursuant to Section 6.2.1 or Section 6.2.2, whether by way of settlement or otherwise, after reimbursement of any litigation expenses of the Parties, shall be distributed as follows:

(a) any recovery realized by Curis as a result of any action brought and controlled by Curis pursuant to Section 6.2.1 shall be allocated as follows: (i) compensatory damages shall: (A) if awarded as lost sales, be treated as Net Sales of Licensed Product in the quarter in which such damages are received for purposes of Section 4.5; and (B) if not awarded as lost sales, be treated as profits or royalties, as appropriate, and shall be used to determine lost sales, which lost sales shall be treated as Net Sales of Licensed Products for purposes of Section 4.5 in the quarter in which such damages are received, provided that in no event shall Curis be obligated to pay to Genentech more than [**]% of the compensatory damages described in this clause (B); and (ii) non-compensatory damages shall be allocated [**]% to Curis and [**]% to Genentech;

CONFIDENTIAL	EXECUTION COPY

(b) any recovery realized by Curis as a result of any action brought and controlled by Curis pursuant to Section 6.2.2 shall be allocated as follows: (i) compensatory damages shall: (A) if awarded as lost sales, be treated as Net Sales of Licensed Product in the quarter in which such damages are received for purposes of Section 4.5; and (B) if not awarded as lost sales, be treated as profits or royalties, as appropriate, and shall be used to determine lost sales, which lost sales shall be treated as Net Sales of Licensed Products for purposes of Section 4.5 in the quarter in which such damages are received, provided that if the amount that Genentech would have received under Section 4.5 with respect to such lost sales exceeds the amount of such award (after reimbursement of the Parties’ litigation expenses), then Genentech shall be entitled to receive only the amount of such award (net of the Parties’ litigation expenses); and (ii) non compensatory damages shall be allocated [**]% to Curis and [**]% to Genentech;

(c) any recovery realized by Genentech as a result of any action brought and controlled by Genentech pursuant to Section 6.2.1 shall be retained by Genentech; and

(d) any recovery realized by Genentech as a result of any action brought or controlled by Genentech pursuant to Section 6.2.2 shall, only with respect to that portion of such recovery that is attributable to Competitive Infringement, be allocated as follows: (i) compensatory damages shall: (A) if awarded as lost sales, be treated as Net Sales of Licensed Product in the quarter in which such damages are received for purposes of Section 4.5; and (B) if not awarded as lost sales, be treated as profits or royalties, as appropriate, and shall be used to determine lost sales, which lost sales shall be treated as Net Sales of Licensed Products for purposes of Section 4.5 in the quarter in which such damages are received, provided that if the amount that Genentech would have received under Section 4.5 with respect to such lost sales exceeds the amount of such award (after reimbursement of the Parties’ litigation expenses), then Genentech shall be entitled to receive only the amount of such award (net of the Parties’ litigation expenses); and (ii) non-compensatory damages shall be allocated [**]% to Curis and [**]% to Genentech.

6.3 Defense of Licensed Patent Rights. Each Party shall promptly notify the other in the event it becomes aware of any claim, action or proceeding by a Third Party (including any patent office) questioning or challenging the validity or enforceability of any Patent within the Licensed Patent Rights (a “Third Party Challenge”).

6.3.1 Part I Patents. Curis shall have the first right, in its sole discretion and at its sole expense, to control the defense of a Third Party Challenge with respect to any Part I Patent; and Genentech shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. If Curis fails to undertake such defense within (A) [**] days following the notice of alleged infringement, or (B) [**] days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then Genentech shall have the right to control such defense, at its own expense and by counsel of its own choice, and Curis shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

CONFIDENTIAL	EXECUTION COPY

6.3.2 Part II Patents.

(a) In the event of a Third Party Challenge with respect to a Part II Patent in a country (or region) in which: (a) Curis has filed a patent application within the Part I Patents (regardless of whether or not prosecution of such patent application is pending, or whether or not any patent ultimately issues from such patent application), and (b) Curis or a Sublicensee is developing or commercializing (including preparing an application for marketing approval for and seeking marketing approval for) a Licensed Product Covered by such Part II Patent, at Curis’ request, the Parties shall discuss in good faith the potential participation of Curis in the defense of such Part II Patent, with each Party giving due consideration to concerns raised by the other Party. The Parties shall take into consideration, among other relevant factors: whether or not the applicable Third Party is commercializing a Competing Product in such country (or region), and, if so, the indications for which such Competing Product is being developed or commercialized; the competitive harm to the market (or potential market) for Licensed Product in such country (or region) that would or may result from the success of such Third Party Challenge; whether or not the relevant Part II Patent also covers any product being developed or commercialized by or on behalf of Genentech or Genentech has granted any license or rights under such Part II Patent to a Third Party in such country (or region); whether or not there is any Part I Patent that Covers Licensed Product in such country (or region); and, if such a Part I Patent exists, the relative strength of such Part I Patent and the Part II Patent that is subject to the Third Party Challenge. In the event that, following good faith discussion between that Parties giving due consideration to the preceding factors, the Parties are unable to agree on which Party would control any such defense, then Genentech shall have final decision making authority with respect to controlling the defense of the Third Party Challenge.

(b) Except as expressly set forth above in Section 6.3.2(a), Genentech shall have the sole right, in its sole discretion and at its sole expense, to control the defense of a Third Party Challenge with respect to any Part II Patent.

6.3.3 Recoveries. Section 6.2.3 shall apply, mutatis mutandis, to any recoveries resulting from any action under Sections 6.3.1 and 6.3.2.

6.4 Cooperation. Each Party shall fully cooperate with, and supply all reasonable assistance requested by, the other, in the prosecution, maintenance, procurement of patent term extensions, defense and enforcement of any Patent within the Licensed Patent Rights as provided hereunder, including, if required to bring or defend (as applicable) such action, the furnishing of a power of attorney or being named as a party. Neither Party shall enter into any settlement or compromise of any action under Section 6.2 or Section 6.3 which would result in a loss of royalties or impose any financial obligation on the other Party or on the practice of any invention claimed by Licensed Patent Rights or would impose any restriction or limitation on the practice of any invention claimed by Licensed Patent Rights by the other Party, without the prior written consent of such other Party, which shall not be unreasonably withheld.

6.5 Trademarks. Curis shall be responsible for the selection, registration, maintenance, enforcement and defense of all trademarks for use in connection with the sale or marketing of Licensed Products in the Field in the Territory (the “Curis Marks”), as well as all expenses associated therewith. Curis shall not, without Genentech’s prior written consent, use

CONFIDENTIAL	EXECUTION COPY

any trademarks or house marks of Genentech (including the Genentech corporate name), or marks confusingly similar thereto, in connection with Curis’ commercialization of Licensed Products under this Agreement. Curis shall own all Curis Marks, and all goodwill associated with or attached to the Curis Marks arising out of the use thereof by Curis, its Affiliates and Sublicensees shall inure to the benefit of Curis.

6.6 Challenge to Licensed Patent Rights. The Parties acknowledge and agree that Genentech may terminate the Agreement at Genentech’s sole and absolute discretion, in the event Curis, Affiliates, and/or Sublicensees challenge, directly or indirectly, the validity, enforceability and/or scope of any claim within the Licensed Patent Rights in a court or patent office or other governmental agency. In the event of termination by Genentech pursuant to this Section 6.6, any fees, milestone payments and/or royalties or other payment owed to Genentech prior to such termination shall be non-refundable.

ARTICLE 7: TERM AND TERMINATION

7.1 Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of this Agreement, shall expire on the date of expiration of the last-to-expire Royalty Term with respect to any Licensed Product.

7.2 Termination.

7.2.1 Material Breach. Either Party may terminate this Agreement for any material breach by the other Party, provided that the terminating Party gives the breaching Party written notice of such breach and if the Party receiving notice of breach fails to cure, or fails to dispute, that breach within [**] days, then the Party originally delivering the notice of breach may terminate this Agreement on written notice of termination. If the allegedly breaching Party in good faith disputes such material breach or disputes the failure to cure or remedy such material breach and provides written notice of that dispute to the other Party within the above time period, then the matter will be addressed under the dispute resolution provisions in Article 11, and any right to terminate under this Section 7.2.1 shall be stayed and the cure period tolled until such dispute has been resolved in accordance with Article 11. Notwithstanding anything to the contrary in this Section 7.2.1, in the event that Curis fails to timely submit payment of the upfront payment within the [**] business days following the Effective Date, such failure shall be deemed a material breach of this Agreement and not subject to the cure period set forth herein above.

7.2.2 Termination At Will. At any time following payment of the amounts set forth in Section 4.1 and 4.2, Curis shall have the right to terminate this Agreement for any reason or no reason upon ninety (90) days’ written notice to Genentech.

7.3 Effect of Termination or Expiration.

7.3.1 Upon expiration of this Agreement, the license granted to Curis under Section 3.1 shall become royalty-free, fully paid-up, irrevocable and perpetual.

CONFIDENTIAL	EXECUTION COPY

7.3.2 Upon any termination of this Agreement by either Party under Section 7.2, all rights and licenses granted to Curis under Article 3 shall immediately terminate.

7.3.3 Upon termination of this Agreement by Genentech for Curis’ uncured material breach pursuant to Section 7.2.1, or termination of this Agreement by Curis pursuant to Section 7.2.2:

(a) Curis and its Affiliates and Sublicensees shall discontinue making any representation regarding its status as a licensee of Genentech for all Licensed Products.

(b) Subject to this Section 7.3.3, Genentech shall have the right to develop and commercialize any and all Licensed Products, including any Combination Products, existing as of the effective date of such termination (each, a “Termination Product”) itself or with one or more Third Parties, and shall have the right, without obligation to Curis, to take any such actions in connection with such activities as Genentech (or its designee), at its discretion, deems appropriate.

(i) In the event the preceding termination arises under Section 7.2.2, then effective upon such termination, Curis hereby grants to Genentech (A) a worldwide, non-exclusive, fully paid up, irrevocable license (with full rights to sublicense) under any Patents or Know-How Controlled by Curis necessary or useful to make, have made, import, use, offer for sale and sell Termination Products (collectively, “Curis IP”), solely to make, have made, import, use, offer for sale and sell Termination Products in the Field; and (B) a right of first negotiation, exercisable within [**] days after such termination, to obtain a worldwide, exclusive, royalty-bearing license (with full rights to sublicense), under the Curis IP, solely to develop, make, have made, use, sell, offer for sale, and import Termination Products in the Field, on commercially reasonable terms to be negotiated by the Parties in good faith.

(ii) In the event the preceding termination arises under Section 7.2.1, then effective upon such termination, Curis hereby grants to Genentech a worldwide, exclusive, fully paid up, irrevocable license (with full rights to sublicense) under Curis IP solely to make, have made, import, use, offer for sale and sell Termination Products in the Field.

(iii) Notwithstanding the foregoing in (i) and (ii), to the extent the Curis IP includes Patents licensed to Curis by a Third Party that are subject to royalty or milestone payment obligations to such Third Party, then Curis shall so notify Genentech, including a true, complete and correct description of such royalty and milestone payment obligations, and the inclusion of such Third Party Patents in the license granted to Genentech shall be subject to Genentech’s agreeing in writing to reimburse, and promptly reimbursing, Curis for all royalty and milestone payments that become due to such Third Party by reason of the development, manufacture or commercialization of Termination Products by or on behalf of Genentech, its Affiliates and Third Party licensees and sublicensees.

(c) Curis shall assign, or cause to be assigned, to Genentech, and will provide full copies of, any or all Marketing Approvals, INDs, Drug Approval Applications and any or all other regulatory filings owned by Curis and its Affiliates, that relate to Termination

CONFIDENTIAL	EXECUTION COPY

Products upon Genentech’s request. Curis shall also take such actions and execute such other instruments, assignments and documents as may be necessary to effect the transfer of rights thereunder to Genentech.

(d) Curis will provide to Genentech copies of all material reports and data, including clinical study, non-clinical, development and manufacturing data and reports obtained or generated by or on behalf of Curis or its Affiliates pursuant to this Agreement that relate to Termination Products, within [**] days of such termination, and Genentech shall have the right to use any such information in developing and commercializing Termination Products, and to license any Third Parties to do so;

(e) If Curis used one or more Curis Marks specifically and solely in connection with the sale or marketing of any Termination Product in a country, Curis shall grant to Genentech an exclusive (even as to Curis), worldwide, fully-paid, royalty-free, irrevocable license, with the right to sublicense, to use such Curis Mark(s) solely in connection with the development and commercialization of such Termination Product. For clarity, Genentech shall under no circumstance receive any rights under the Curis corporate trademarks or house marks, including Curis’ corporate name (collectively, “Curis Corporate Marks”), provided that if Genentech purchases from Curis pursuant to Section 7.3.3(f) any inventory of such Termination Product that is already labeled with any Curis Corporate Mark, Genentech shall have the right to sell such inventory.

(f) At Genentech’s request, Curis shall promptly provide to Genentech copies of all clinical trial, contract manufacturing, or service agreements then in effect between Curis and any Third Party with respect to the Termination Products, redacting any information within any such agreement that relates to any program, compound or product other than Compound and Termination Products. At Genentech’s request, Curis shall promptly assign (or cause to be assigned) such agreements to Genentech, to the extent such assignment is permitted under such agreement and excluding any such agreement that also relates to any program, compound or product other than Compound and Termination Products, and effective upon assignment of any such agreement, Genentech shall, and hereby does, assume all of Curis’ obligations under such agreement. In the event that such an assignment is not permitted under any such clinical trial, contract manufacturing, or service agreement, then Curis shall use Commercially Reasonable Efforts (at Genentech’s request) to assist Genentech in obtaining the benefits of such agreement, provided that Genentech undertakes in writing to fulfill all obligations of Curis arising under such agreement as a result thereof.

(g) Curis will return to Genentech any remaining Transferred Materials then in existence at no cost to Genentech. Genentech shall have the right, but not the obligation, to purchase from Curis any or all usable clinical and/or commercial inventory of Termination Product in Curis’ or its Affiliates’ possession as of the date of termination. Clinical inventory shall be provided at a transfer price equal to Curis’ fully burdened manufacturing cost for the Termination Product, and commercial inventory shall be provided at a transfer price equal to [**]% of Curis’ fully burdened manufacturing cost for the Termination Product. Genentech shall be responsible for any packaging, transport, insurance and other costs relating to delivery.

CONFIDENTIAL	EXECUTION COPY

(h) If Curis was, prior to termination, manufacturing, or having manufactured on its behalf, any clinical or commercial quantities of Termination Products, then at Genentech’s request, until the earlier of (i) such time as Genentech is able to secure another source of Termination Products that is able to meet Genentech’s Termination Product quality and quantity requirements (whether by establishing its own manufacturing capability or contracting with a Third Party manufacturer), and (ii) [**] months after such termination, Curis shall use Commercially Reasonable Efforts to supply, or cause to be supplied, to Genentech such quantities of Termination Products as Genentech may reasonably require for the development and commercialization of Termination Products in the Field; provided that Genentech shall use Commercially Reasonable Efforts to secure another source of supply of Termination Products as soon as reasonably practicable. Clinical material supplied pursuant to this Section 7.3.3(h) shall be provided at a transfer price equal to Curis’ fully burdened manufacturing cost for the Termination Products, and commercial material supplied pursuant to this Section 7.3.3(h) shall be supplied at a transfer price equal to (A) during the first [**] months after such termination, [**]% of Curis’ fully burdened manufacturing cost for the Termination Products, or (B) thereafter, [**]% of Curis’ fully burdened manufacturing cost for the Termination Products.

(i) If, prior to termination, Curis was having a Third Party manufacture Termination Products on its behalf, then promptly after the effective date of such termination, Curis shall provide written authorization to such Third Party contract manufacturer to perform such manufacturing technology transfer activities as are reasonably necessary for Genentech and/or its Third Party designees, as applicable, to reproduce the manufacturing process for such Termination Products. Genentech shall be responsible for negotiating the terms of such manufacturing technology transfer with Curis’ contract manufacturer and for all fees and costs charged by such contract manufacturer in connection therewith.

(j) If any documentation or records regarding the manufacturing process for Termination Products are held by Curis (and are not available from Curis’ Third Party contract manufacturer, if any), then promptly after the effective date of such termination, Curis shall provide copies of such documentation and records to Genentech, or grant Genentech and/or its designees (at Genentech’s request), access to such documentation and records, and Genentech shall reimburse Curis for the out-of-pocket costs incurred by Curis in providing such copies or access.

(k) If, prior to termination, Curis was manufacturing Termination Products itself, then, until the earlier of (i) such time as Genentech is able to secure another source of Termination Products that is able to meet Genentech’s quality and quantity requirements for Termination Products (whether by establishing its own manufacturing capability or contracting with a Third Party manufacturer), and (ii) [**] after such termination, Curis shall provide reasonable technical assistance to Genentech or its designee as necessary to provide technology transfer necessary for Genentech to commence or continue to commercially manufacture Termination Products, for which assistance Genentech shall reimburse Curis for the time of Curis personnel providing such assistance at a reasonable hourly rate to be negotiated in good faith by the Parties and shall reimburse the out-of-pocket costs incurred by Curis in providing such assistance.

CONFIDENTIAL	EXECUTION COPY

7.3.4 Termination or expiration of this Agreement, through any means and for any reason, shall not relieve the Parties of any obligation accruing prior thereto, including the payment of all sums due and payable, and shall be without prejudice to the rights and remedies of either Party with respect to any breach of any of the provisions of this Agreement.

7.4 Survival. In addition to as set forth in Section 7.3 and otherwise explicitly as set forth in this Agreement, Article 1, Article 9, Article 11 and Article 12 and Sections 5.3, 7.3, 7.4, 7.5, 8.4, 8.5, 10.1, 10.2, 10.4 and 10.5 shall survive expiration or termination of this Agreement for any reason.

7.5 Rights Upon Bankruptcy. All rights and licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11 of the United States Code and other similar laws in any jurisdiction outside the U.S. (collectively, the “Bankruptcy Laws”), licenses of rights to “intellectual property” as defined under the Bankruptcy Laws. If a case is commenced during the Term by or against a Party under Bankruptcy Laws then, unless and until this Agreement is rejected as provided in such Bankruptcy Laws, such Party (in any capacity, including debtor-in-possession) and its successors and assigns (including a trustee) shall perform all of the obligations provided in this Agreement to be performed by such Party. If a case is commenced during the Term by or against a Party under the Bankruptcy Laws, this Agreement is rejected as provided in the Bankruptcy Laws and the other Party elects to retain its rights hereunder as provided in the Bankruptcy Laws, then the Party subject to such case under the Bankruptcy Laws (in any capacity, including debtor-in-possession) and its successors and assigns (including a Title 11 trustee), shall provide to the other Party copies of all Information necessary for such other Party to prosecute, maintain and enjoy its rights under the terms of this Agreement promptly upon such other Party’s written request therefor. All rights, powers and remedies of the non-bankrupt Party as provided herein are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at law or in equity (including, without limitation, the Bankruptcy Laws) in the event of the commencement of a case by or against a Party under the Bankruptcy Laws.

ARTICLE 8: REPRESENTATIONS AND WARRANTIES

8.1 Mutual Representations and Warranties. Each Party represents and warrants to the other that: (a) it is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement and to carry out the provisions hereof; (b) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate or partnership action; and (c) this Agreement is legally binding upon it, enforceable in accordance with its terms, and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

CONFIDENTIAL	EXECUTION COPY

8.2 Genentech Representations. Genentech hereby represents, warrants and covenants to Curis that:

8.2.1 To Genentech’s actual knowledge, Exhibit B attached hereto contains a true and complete list of Patents Controlled by Genentech on the Effective Date that claim the manufacture, use, sale, offer for sale or import of any Compound or Licensed Product. Genentech is the sole owner of all right, title and interest in and to the Patents listed in Exhibit B.

8.2.2 Neither Genentech nor any of its Subsidiaries has, prior to the Effective Date, entered into any agreement and has not granted any now existing, or agreed to grant any future, license, right or privilege, which agreement, license, right or privilege with respect to the Part I Patents, the Part II Patents (but only with respect to the Compound), or the Licensed Know-How listed in Exhibit C hereto (collectively, “Listed IP”). During the Term, neither Genentech nor any of its Subsidiaries shall grant any license, right or privilege to any Person (other than Curis) with respect to the Listed IP. Neither Genentech nor any of its Subsidiaries has, prior to the Effective Date, entered into any agreement and has not granted any now existing, or agreed to grant any future, license, right or privilege with respect to Licensed IP other than Listed IP, which agreement, license, right or privilege conflicts in any material way with the licenses granted to Curis hereunder. During the Term, neither Genentech nor any of its Subsidiaries shall grant any license, right or privilege with respect to Licensed IP other than Listed IP that materially conflict with the rights and licenses granted herein.

8.2.3 The Listed IP is not subject to any obligation to make any royalty, milestone or other payment to any Person. To its actual knowledge as of the Effective Date, neither Genentech nor any of its Subsidiaries is a party to any agreement that imposes upon it, nor is the Licensed IP other than the Listed IP otherwise subject to, any obligation to make any royalty, milestone or other payment to any Person with respect to the making, using, selling, offering for sale or importing of Compound or the Licensed Product that is the subject of the Existing IND.

8.2.4 Neither Genentech nor any of its Subsidiaries has received written notice from any Third Party claiming that the development, manufacture, use, sale, offer for sale or import of any Compound or Licensed Product, or any other activity related to any Compound or Licensed Product, infringes or would infringe the patent or other intellectual property rights of any Third Party. During the Term, Genentech promptly shall notify Curis in writing upon learning of any such claim.

8.2.5 Neither Genentech nor any of its Subsidiaries is a party to any legal action, suit or proceeding relating to the Licensed IP, and neither Genentech nor any of its Subsidiaries has received any written communication from any Third Party threatening such action, suit or proceeding. During the Term, Genentech promptly shall notify Curis in writing upon learning of any such threatened action, suit or proceeding.

8.2.6 Neither Genentech nor any of its Subsidiaries has received any written communication from the FDA, EMA or any other Regulatory Authority alleging any non-compliance with Applicable Laws by Genentech or its Third Party contractors in the development or manufacture of Licensed Products. During the Term, Genentech promptly shall notify Curis in writing upon receiving any such communication.

CONFIDENTIAL	EXECUTION COPY

8.2.7 The development, manufacture and use of Compounds and Licensed Products have been conducted by Genentech and its Subsidiaries and, to Genentech’s actual knowledge, its other Affiliates and its Third Party contractors, in material compliance with all Applicable Laws, including with respect to investigational use, good clinical practices, good laboratory practices, CGMP, record keeping, security and filing of reports.

8.2.8 Genentech has the right to transfer the Transferred Materials to Curis, and the Transferred Materials are, and will upon such transfer be, free and clear of any liens or encumbrances.

8.2.9 All Licensed Product delivered by or on behalf of Genentech to Curis pursuant to Section 2.3.4 or Section 2.4 conformed, at the time of manufacturing release, to the documentation set forth on Exhibit D (including the Certificate of Analysis and Certificate of Compliance), and was manufactured in compliance with CGMP and Applicable Laws; such delivered Licensed Product has been maintained in appropriate storage conditions since manufacturing release.

8.2.10 Genentech has made available to Curis for its review a complete and accurate record of all material information, data and results of all significant pre-clinical and clinical studies of any Compound or Licensed Product conducted by or on behalf of Genentech, including, in any event, all results of all IND-enabling studies and clinical trials of Compound or Licensed Product as disclosed in the Existing IND.

8.2.11 As of the Effective Date, and except for activities with respect to Compound and Licensed Products the results of which have been provided to Curis, neither Genentech nor any of its Subsidiaries, is conducting for the benefit or on behalf of Genentech or its Subsidiaries, any lead optimization with respect to, or any IND-enabling study or clinical trial of, any small molecule compound that inhibits the binding of [**].

8.3 Curis Representations. Curis hereby represents and warrants the following to Genentech:

8.3.1 Curis has the full right, power and authority, and has obtained all approvals, permits or consents necessary, to enter into this Agreement and to perform all of its obligations hereunder.

8.3.2 Curis covenants and agrees that in conducting activities contemplated under this Agreement, it shall comply with all applicable laws and regulations including those related to the manufacture, use, labeling, importation and marketing of Licensed Products.

8.3.3 Curis has not, prior to the Effective Date, entered into and shall not, following the Effective Date, enter into any agreement that conflicts in any way with this Agreement or Curis’ obligations hereunder.

8.4 DISCLAIMER. Except as expressly set forth in this Agreement, THE LICENSED IP IS PROVIDED “AS IS.” Except as expressly set forth in this Agreement, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF

CONFIDENTIAL	EXECUTION COPY

DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE LICENSED PATENTS, NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES.

8.5 LIMITATION ON DAMAGES. EXCEPT IN THE CASE OF BREACH OF ARTICLE 10, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES (INCLUDING LOSS OF PROFITS) IN CONNECTION WITH THIS AGREEMENT, WHETHER BASED UPON BREACH OF WARRANTY, BREACH OF CONTRACT, NEGLIGENCE, STRICT TORT OR ANY OTHER LEGAL THEORY; provided, however, that this Section 8.5 shall not be construed to limit either Party’s indemnification obligations under Article 9.

ARTICLE 9: INDEMNIFICATION

9.1 Indemnification by Curis. Curis shall defend, indemnify and hold harmless Genentech and its Affiliates and their respective officers, directors, employees and agents (the “Genentech Indemnitees”) from and against any and all losses, damages, liabilities, expenses and costs, including reasonable legal expense and attorneys’ fees (collectively, “Losses”), to which any Genentech Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party to the extent such Losses arise out of or are attributable to (i) the breach by Curis of any warranty, representation, covenant or agreement made by Curis in this Agreement, (ii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Licensed Products by or on behalf of Curis, or (iii) the gross negligence or willful misconduct of any Curis Indemnitee (defined below); in each case except to the extent that such Losses are attributable to (a) the breach by Genentech of any warranty, representation, covenant or agreement made by Genentech in this Agreement, and/or (b) the gross negligence or willful misconduct of any Genentech Indemnitee.

9.2 Indemnification by Genentech. Genentech shall defend, indemnify and hold harmless Curis and its Affiliates and their respective officers, directors, employees and agents (the “Curis Indemnitees”) from and against any and all Losses to which any Curis Indemnitee may become subject as a result of any claim, demand, action or other proceeding by any Third Party to the extent such Losses arise out of or are attributable to (i) the breach by Genentech of any warranty, representation, covenant or agreement made by Genentech in this Agreement, (ii) the research, development, manufacture, packaging, labeling, handling, storage, transportation or use of Licensed Products by or on behalf of Genentech prior to the Effective Date, (iii) the research, development, marketing, approval, manufacture, packaging, labeling, handling, storage, transportation, use, distribution, promotion, marketing or sale of Termination Products by or on behalf of Genentech, or (iv) the gross negligence or willful misconduct of any Genentech Indemnitee; in each case except to the extent that such Losses are attributable to (a) the breach by Curis of any warranty, representation, covenant or agreement made by Curis in this Agreement, (b) the gross negligence or willful misconduct of any Curis Indemnitee or (c) in the case of (ii) above, the research, development, marketing, approval, manufacturing, packaging, labeling, handling, storage, transportation, use, distribution, promotion or sale of Licensed Product by or on behalf of Curis.

CONFIDENTIAL	EXECUTION COPY

9.3 Procedure. The indemnities set forth in this Article 9 are subject to the condition that the Party seeking the indemnity shall forthwith notify the indemnifying Party on being notified or otherwise made aware of a liability, claim, suit, action or expense and that the indemnifying Party defend and control any proceedings with the other Party being permitted to participate at its own expense (unless there shall be a conflict of interest which would prevent representation by joint counsel, in which event the indemnifying Party shall pay for the other Party’s counsel); provided, that, the indemnifying Party may not settle the liability, claim, suit, action or expense, or otherwise admit fault of the other Party or consent to any judgment, without the written consent of the other Party (such consent not to be unreasonably withheld).

9.4 Insurance.

9.4.1 Coverage. Curis shall maintain, at its own cost, the following insurance coverages:

(a) Commencing as of the Effective Date, and thereafter for the period of time required under Section 9.4.2, Curis shall obtain and maintain on an ongoing basis, Commercial General Liability insurance, including contractual liability and Products Liability insurance (except that Products Liability insurance need not be obtained until such time as Curis begins commercial sale, marketing or distribution of Licensed Products), initially in the minimum amount of [**] dollars (U.S. $[**]) per occurrence, combined single limit for bodily injury and property damage liability, and increasing to [**] dollars (U.S. $[**]) per occurrence, combined single limit for bodily injury and property damage liability upon the First Commercial Sale of a Licensed Product.

(b) Curis shall maintain statutory Workers’ Compensation limits and Employers Liability limits shall be at a minimum amount of [**] dollars (U.S. $[**]).

(c) Curis shall have and maintain Clinical Trial Liability insurance covering the development, manufacture, use and sale of Licensed Products with a minimum combined single limit per occurrence of [**] dollars (U.S. $[**]) for any period during which Curis (or any Sublicensees) is conducting a clinical trial. This insurance shall be primary insurance.

(d) Policy limits set forth in (a) above may be met with a combination of primary, umbrella or excess insurance.

9.4.2 Additional Requirements.

(a) All such insurance coverage shall be primary insurance with respect to Curis’ own participation under this Agreement, and shall be maintained with an insurance company or companies having an A.M. Best’s rating of A-VII or better.

(b) Curis shall name Genentech as an additional insured by endorsement under its Commercial General Liability and Products Liability insurance policies.

CONFIDENTIAL	EXECUTION COPY

(c) The insurance policies shall be under an occurrence form, but if only a claims-made form is reasonably available to Curis, then in such a case, Curis shall maintain the insurance coverage for at least [**] years following completing performance of its obligations under this Agreement.

(d) Upon [**] days of signing this Agreement, Curis shall provide to Genentech its certificates of insurance evidencing the insurance coverage set forth in this Section 9.4. Curis shall provide to Genentech at least [**] days prior written notice of any cancellation, nonrenewal or material adverse change in any of the insurance coverage. Curis shall, upon receipt of written request from Genentech, provide renewal certificates to Genentech for as long as Curis is required to maintain insurance coverage hereunder.

ARTICLE 10: CONFIDENTIALITY

10.1 Confidential Information. Subject to the provisions of Sections 10.2 and 10.4, during the Term of this Agreement and for [**] years thereafter, the Receiving Party shall not use, for any purpose other than as expressly permitted by this Agreement, or reveal or disclose Confidential Information to any Third Party. The Receiving Party shall take reasonable measures to assure that no unauthorized use or disclosure of Confidential Information is made by others to whom access to such information is granted.

10.2 Exceptions. Notwithstanding Section 10.1, the Receiving Party may disclose Confidential Information as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a) if required by applicable law, rule, regulation, government requirement and/or court order, provided, that the Receiving Party promptly notifies the Disclosing Party of its notice of any such requirement and provides the Disclosing Party a reasonable opportunity to seek a protective order or other appropriate remedy and/or to waive compliance with the provisions of this Agreement;

(b) filing or prosecuting Patents within the Licensed IP as permitted by this Agreement;

(c) in the case of Curis, as necessary or desirable for securing any regulatory approvals, including pricing approvals, for any Licensed Products, provided that, Curis shall take all reasonable steps to limit disclosure of the Confidential Information outside such regulatory agency and to otherwise maintain the confidentiality of the Confidential Information;

(d) taking any lawful action that it deems necessary to enforce its rights under this Agreement;

(e) to the extent necessary, to its Affiliates, Sublicensees (in the case of Curis), directors, officers, employees, consultants, vendors and clinicians under written agreements of confidentiality at least as restrictive on those set forth in this Agreement, who have a need to know such information in connection with such Party performing its obligations or exercising its rights under this Agreement;

CONFIDENTIAL	EXECUTION COPY

(f) disclosure to Third Parties in connection with due diligence or similar investigations by such Third Parties, and disclosure to potential Third Party investors in confidential financing documents, provided, in each case, that (i) any such Third Party agrees to be bound by reasonable obligations of confidentiality and non-use limited to use reasonably necessary to inform an investment decision by such Third Party and (ii) the Receiving Party limits such disclosure to Confidential Information that is reasonably necessary to inform an investment decision by such Third Party; and

(g) disclosure to the Receiving Party’s attorneys, advisors or investors on a need to know basis under circumstances that reasonably ensure the confidentiality thereof.

10.3 Certain Obligations. During the Term and for a period of [**] years thereafter and subject to the exceptions set forth in Sections 10.2 and 10.4, the Receiving Party agrees:

(a) not to publish or otherwise disclose Confidential Information to any Third Party,

(b) to use Confidential Information only for the purposes expressly contemplated by this Agreement,

(c) to treat Confidential Information as it would its own proprietary information which in no event shall be less than a reasonable standard of care,

(d) to take reasonable precautions to prevent the disclosure of Confidential Information to a Third Party without written consent of the Disclosing Party, and

(e) to disclose Confidential Information only to those employees, agents and Third Party contractors who have a need to know such Confidential Information for the purposes set forth herein and who are subject to obligations of confidentiality no less restrictive than those set forth herein.

10.4 Disclosures and Public Announcements. Neither Party shall issue any press release or other publicity materials, or make any public presentation with respect to the existence of, or any of the terms or conditions of, this Agreement or the programs or efforts being conducted by the other Party hereunder, in each case without the prior written consent of such Party, except as expressly permitted by Section 10.2 or this Section 10.4.

10.4.1 Within one Business Day after the Effective Date, Curis may issue a press release announcing the execution of this Agreement in substantially the form attached hereto as Exhibit E. It is further acknowledged that each Party may desire or be required to issue subsequent press releases relating to this Agreement or activities hereunder. The Parties agree to consult with each other reasonably and in good faith with respect to the text and timing of subsequent press releases prior to the issuance thereof, provided that a Party may not withhold consent to such releases that either Party may determine, based on advice of counsel, are reasonably necessary to comply with applicable law (including disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”)) or with the requirements of any stock exchange on which securities issued by a Party or its Affiliates are traded. In the event of a required public announcement, to the extent practicable under the circumstances, the Party

CONFIDENTIAL	EXECUTION COPY

making such announcement shall provide the other Party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other Party a reasonable opportunity to review and comment upon the proposed text. Each Party may make public statements regarding this Agreement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, or issue press releases, so long as any such public statement or press release is not inconsistent with prior public disclosures or public statements approved by the other Party pursuant to this Section 10.4 or permitted by Section 10.2 and does not reveal non-public information about the other Party.

10.4.2 The Parties shall coordinate in advance with each other in connection with the filing of this Agreement (including redaction of certain provisions of this Agreement) with the SEC or other governmental agency or any stock exchange on which securities issued by a Party or its Affiliate are traded, and each Party shall seek confidential treatment for the terms proposed to be redacted; provided that each Party shall retain ultimate discretion to disclose such information to the SEC or any stock exchange or other governmental agency (as the case may be) as such Party determines, based on advice of legal counsel, is required to be so disclosed. Other than such obligation, neither Party shall be obligated to consult with or obtain approval from the other Party with respect to any filings with the SEC or any stock exchange or other governmental agency where such filings do not disclose Confidential Information of the other Party.

10.5 Termination. Upon termination, but not expiration, of this Agreement and upon the request of the Disclosing Party, the Receiving Party shall promptly return to the Disclosing Party or destroy all copies of Confidential Information of the Disclosing Party, and shall return or destroy, and certify the destruction of, all summaries, abstracts, extracts, or other documents which contain any Confidential Information of the Disclosing Party in any form, except that: (a) the Receiving Party shall be permitted to retain a copy (or copies, as necessary) of such Confidential Information for archival purposes or as required by any law or regulation; and (b) in the event of termination of this Agreement by Genentech for Curis’ uncured material breach pursuant to Section 7.2.1, or termination of this Agreement by Curis pursuant to Section 7.2.2, Genentech may retain such Confidential Information of Curis as is reasonably necessary to exercise Genentech’s rights under Section 7.3.3.

10.6 Publication.

10.6.1 By Genentech. Genentech retains the right to submit the publications listed on Exhibit F attached hereto (a “Planned Publication”) on or before [**]. Prior to submission of any such proposed publication to a Third Party, Genentech shall first submit the Planned Publication to Curis and permit Curis the opportunity to review the Planned Publication for [**] days to identify any patentable subject matter within the Licensed Know-How disclosed therein. If Curis notifies Genentech that the Planned Publication includes patentable Licensed Know-How within such [**] day period, Genentech shall delay publication an additional [**] days to permit the applicable Party the opportunity to make appropriate patent filings in accordance with Section 6.1. Except as expressly permitted by this Section 10.6.1, Genentech shall not make any publication or public presentation of the Licensed Know-How without Curis’ prior written consent.

CONFIDENTIAL	EXECUTION COPY

10.6.2 By Curis. Curis shall have the right to publish (including by oral presentation) data, results and other information generated by or on behalf of Curis with respect to any Compound or Licensed Product in furtherance of the development and commercialization of the Licensed Products. Prior to submission of the proposed publication to a Third Party, Curis shall first submit the proposed publication to Genentech and permit Genentech the opportunity to review the proposed publication for [**] days to identify any patentable subject matter within the Licensed Know-How and/or any Confidential Information of Genentech that is not Licensed Know-How disclosed therein. If Genentech notifies Curis that the publication includes patentable subject matter within the Licensed Know-How within such [**] day period, Curis shall delay publication an additional [**] days to permit Genentech the opportunity to make appropriate patent filings. If Genentech notifies Curis that the publication includes Confidential Information of Genentech that is not Licensed Know-How within such [**] day period, Curis shall omit such Confidential Information from such publication.

ARTICLE 11: DISPUTE RESOLUTION

11.1 Internal Resolution. Except as otherwise expressly provided in this Agreement, any Disputes shall be first referred to the Vice President of Genentech who then has responsibility for the program relating to Licensed Products and the Chief Executive Officer of Curis (or their respective designees) for resolution, prior to proceeding under the other provisions of this Article 11. A Dispute shall be referred to such executives upon one Party providing the other Party with written notice that such Dispute exists, and such executives, or their designees, shall attempt to resolve such Dispute through good faith discussions. In the event that such Dispute is not resolved within [**] days of such other Party’s receipt of such written notice, subject to Section 11.3, either Party may initiate the Dispute resolution procedures set forth in Section 11.2.

11.2 Arbitration.

11.2.1 Rules. Except as otherwise expressly provided in this Agreement (including under Sections 11.3 and 11.4), the Parties agree that any Dispute not resolved internally by the Parties pursuant to Section 11.1 shall be resolved through binding arbitration conducted by the American Arbitration Association in accordance with the then prevailing Commercial Arbitration Rules of the American Arbitration Association (for purposes of this Article 11, the “Rules”), except to the extent any such Rule conflicts with the express provisions of this Agreement, and applying the substantive law specified in Section 12.4.

11.2.2 Arbitrators; Location. Each Party shall select one (1) arbitrator, and the two (2) arbitrators so selected shall choose a third arbitrator. All three (3) arbitrators shall serve as neutrals and have at least ten (10) years of (i) dispute resolution experience (including judicial experience) or (ii) legal or business experience in the biotech or pharmaceutical industry. In any event, at least one (1) arbitrator shall satisfy the foregoing experience requirement under clause (ii). None of the arbitrators shall be a current employee or director of either Party or any of their respective Affiliates or have served as an employee or a director of either Party within the [**] years preceding the Dispute. If a Party fails to nominate its arbitrator, or if the Parties’ arbitrators cannot agree on the third arbitrator, the necessary appointments shall be made in accordance with the Rules. Once appointed by a Party, such Party shall have no ex parte

CONFIDENTIAL	EXECUTION COPY

communication with its appointed arbitrator. The arbitration proceedings shall be conducted in San Francisco, California, if Curis initiates Dispute resolution pursuant to this Section 11.2, and in Boston, Massachusetts, if Genentech initiates Dispute resolution pursuant to this Section 11.2. The arbitrators’ authority to award special, incidental, consequential or punitive damages shall be subject to the limitation set forth in Section 8.5.

11.2.3 Procedures; Awards. The arbitrators shall permit discovery (including both the production of documents and deposition testimony) as reasonably necessary for an understanding of any legitimate issue raised in the arbitration, while also taking into account the desirability of making discovery efficient and cost-effective, and each Party agrees to use reasonable efforts to make its current employees available in furtherance of the foregoing. The Parties agree that the arbitrators may deem any party as “necessary.” The arbitrators shall be instructed and required to render a written, binding, non-appealable resolution and award on each issue that clearly states the basis upon which such resolution and award is made. The written resolution and award shall be delivered to the Parties as expeditiously as possible, but in no event more than [**] days after conclusion of the hearing, unless otherwise agreed by the Parties. Judgment upon such award may be entered in any competent court or application may be made to any competent court for judicial acceptance of such an award and order for enforcement.

11.2.4 Costs. Each Party shall bear its own attorneys’ fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the arbitrators; provided, however, that the arbitrators shall be authorized to determine whether a Party is the prevailing party, and if so, to award to that prevailing party reimbursement for any or all of its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the arbitrators.

11.2.5 Protective Orders. At the request of either Party, the arbitrators shall enter an appropriate protective order to maintain the confidentiality of information produced or exchanged in the course of the arbitration proceedings.

11.3 Subject Matter Exclusions. Notwithstanding the provisions of Section 11.2, any Dispute not resolved internally by the Parties pursuant to Section 11.1 that involves the validity, enforceability or infringement of a Patent (a) that is issued in the United States shall be subject to actions before the United States Patent and Trademark Office and/or submitted exclusively to the federal court located in the jurisdiction of the district where any of the defendants resides; and (b) that is issued in any other country shall be brought before an appropriate regulatory or administrative body or court in that country, and the Parties hereby consent to the jurisdiction and venue of such courts and bodies.

11.4 Court Actions. Nothing contained in this Agreement shall deny either Party the right to seek injunctive or other equitable relief from any court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing discussions between the Parties pursuant to Section 11.1 or any ongoing arbitration proceeding pursuant to Section 11.2.

CONFIDENTIAL	EXECUTION COPY

ARTICLE 12: MISCELLANEOUS

12.1 Assignment and Delegation. Neither this Agreement nor any right or obligation hereunder shall be assignable in whole or in part, whether by operation of law, or otherwise by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign or transfer its rights and obligations under this Agreement:

(a) to a Person that succeeds to all or substantially all of that Party’s business or assets to which this Agreement relates, whether by sale of stock, sale of assets, merger, operation of law or otherwise; provided, however, that in the event of such a transaction (whether this Agreement is actually assigned or is assumed by the acquiring party by operation of law (e.g., in the context of a reverse triangular merger)), intellectual property rights of the acquiring party to such transaction (if other than one of the Parties to this Agreement) shall not be included within the Licensed IP or Curis IP or otherwise subject in any way to this Agreement, except that in the event of any such transaction with respect to Curis, if, after consummation of such transaction, the acquiring party actually uses its intellectual property rights in the development and/or commercialization of Licensed Products, such acquiring party’s intellectual property rights actually so used shall be included within the Curis IP; or

(b) to an Affiliate, provided that the assigning Party shall remain liable and responsible to the non-assigning Party hereto for the performance and observance of all such duties and obligations by such Affiliate.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto and their respective successors and permitted assignees. Any transfer or assignment of this Agreement in violation of this Section 12.1 shall be null and void.

12.2 Entire Agreement. This Agreement (including the Exhibits hereto) contains the entire agreement between the Parties relating to the subject matter hereof, and all prior understandings, representations and warranties between the Parties with respect to the subject matter hereof are superseded by this Agreement, including, without limitation, the Confidentiality Agreement between the Parties dated May 22, 2012 (it being understood that information disclosed by either Party to the other Party pursuant to such Confidentiality Agreement constitutes Confidential Information, subject to the provisions of Article 10).

12.3 Amendments. Changes and additional provisions to this Agreement shall be effective and binding on the Parties only if set forth in a writing expressly stated for such purpose and signed by the Parties.

12.4 Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of the state of California and all rights and remedies shall be governed by such laws without regard to principles of conflicts of law.

12.5 Force Majeure. If the performance of this Agreement or any obligations hereunder is prevented, restricted or interfered with by reason of earthquake, fire, flood or other casualty or due to strikes, riot, storms, explosions, acts of God, war, or a similar occurrence or condition beyond the reasonable control of the Parties, the Party so affected shall, upon giving

CONFIDENTIAL	EXECUTION COPY

prompt notice to the other Parties, be excused from such performance during such prevention, restriction or interference, and any failure or delay resulting therefrom shall not be considered a breach of this Agreement.

12.6 Severability. The Parties do not intend to violate any public policy or statutory common law. However, if any sentence, paragraph, clause or combination of this Agreement is in violation of any law or is found to be otherwise unenforceable, such sentence, paragraph, clause or combination of the same shall be deleted and the remainder of this Agreement shall remain binding, provided that such deletion does not alter the basic purpose and structure of this Agreement.

12.7 Notices. All notices, requests, demands, and other communications relating to this Agreement shall be in writing in the English language and shall be delivered in person or by mail, international courier or facsimile transmission (with a confirmation copy forwarded by courier or mail). Notices sent by mail shall be sent by first class mail or the equivalent, registered or certified, postage prepaid, and shall be deemed to have been given on the date actually received. Notices sent by international courier shall be sent using a service which provides traceability of packages. Notices shall be sent as follows:

Notices to Genentech: Genentech, Inc. 1 DNA Way South San Francisco, CA 94080 Attention: Corporate Secretary Telephone: (650) 225-1000 Facsimile: (650) 467-9146	with a copy to: Genentech, Inc. 1 DNA Way South San Francisco, CA 94080 Attention: Vice President, Genentech Partnering Telephone: (650) 225-1000 Facsimile: 650-225-3009

Notices to Curis: Curis, Inc. 4 Maguire Road Lexington, MA 02421 Attention: Chief Executive Officer Telephone: (617) 503-6500 Facsimile: (617) 354-2407	with a copy to: Curis, Inc. 4 Maguire Road Lexington, MA 02421 Attention: Chief Financial Officer Telephone: (617) 503-6500 Facsimile: (617) 354-2407

Either Party may change its address for notices or facsimile number at any time by sending written notice to the other Party.

12.8 Use of Names. Except as otherwise expressly provided in this Agreement, no right, express or implied, is granted by the Agreement to use in any manner the name of “Curis” “Genentech,” “Roche” or any other trade name or trademark of the other Party in connection with the performance of this Agreement.

12.9 Independent Contractor. Nothing herein shall create any association, partnership, joint venture, fiduciary duty or the relation of principal and agent between the Parties hereto, it being understood that each Party is acting as an independent contractor, and neither Party shall have the authority to bind the other or the other’s representatives in any way.

CONFIDENTIAL	EXECUTION COPY

12.10 Waiver. No delay on the part of either Party hereto in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right. Any waiver by a Party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such Party.

12.11 No Third Party Beneficiaries. This Agreement is neither expressly nor impliedly made for the benefit of any party other than those executing it.

12.12 Interpretation. This Agreement has been prepared jointly and no rule of strict construction shall be applied against either Party. In this Agreement, the singular shall include the plural and vice versa and the word “including” shall be deemed to be followed by the phrase “without limitation.” The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.13 Counterparts. This Agreement may be executed in counterparts, each of which together shall constitute one and the same Agreement. For purposes of executing this agreement, a facsimile copy of this Agreement, including the signature pages, will be deemed an original.

*    *    *    *    *

[REMAINDER OF PAGE INTENTIONALLY BLANK]

CONFIDENTIAL	EXECUTION COPY

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representative.

Curis Inc.		Genentech, Inc.

By:	/s/ Daniel Passeri	By:	/s/ Steve Krognes

Name:	Daniel Passeri	Name:	Steve Krognes

Title:	President & CEO	Title:	CFO

CONFIDENTIAL	EXECUTION COPY

EXHIBIT A

COMPOUND

[**]

CONFIDENTIAL	EXECUTION COPY

EXHIBIT B

LICENSED PATENT RIGHTS

PART I

•	[**]

•	[**]

PART II

•	[**]

•	[**]

•	[**]

•	[**]

CONFIDENTIAL	EXECUTION COPY

EXHIBIT C

TECHNOLOGY TRANSFER PLAN

Genentech’s responsibilities under the Technology Transfer Plan are as follows:

Within [**] days of the Effective Date, Genentech will provide Curis with the following documentation and information in either electronic or hard copy format:

1.	General documents:

[**]

2.	Other CMC documents

[**]

3.	Documents (copies or originals) relating to study GDC-0917-IAM4914g:

[**]

4.	Transfer of Control from Genentech to Curis

[**]

5.	Technology Transfer Plan Management. The Curis employees who are designated by Curis to receive such Technology Transfer Plan documents and information, respectively, are [**] the Designated Curis Recipients. Curis may replace any or all of such Designated Curis Recipients at any time upon prior written notice to the Genentech alliance manager (“Designated Genentech Alliance Manager”).

CONFIDENTIAL	EXECUTION COPY

EXHIBIT D

TRANSFERRED MATERIALS

Genentech will transfer the materials identified in Table 1 below in the quantities available as of the Effective Date. Such quantities anticipated to be as follows:

Table 1 – Genentech’s current GDC-0917 API/DP and starting material inventory

[**]

CMC documents for the lots of materials referred to in Table 1:

[**]

Reference standards: To the extent reasonably available, reference standards for the parent, impurities and metabolites and any non-commercial internal standards used in bioanalytical analyses.

Transfer of Materials Management. The receipt of Transferred Materials will be managed by the Designated Curis Recipients.

CONFIDENTIAL	EXECUTION COPY

EXHIBIT E

PRESS RELEASE

FOR IMMEDIATE RELEASE

For More Information:

Michael P. Gray

Chief Financial and Chief Operating Officer

Curis, Inc.

617-503-6632

mgray@curis.com

Curis Announces Worldwide In-Licensing of

IAP Inhibitor GDC-0917 from Genentech

- Phase I clinical testing of oral GDC-0917 recently completed -

- Conference Call Today at 9:00 a.m. EST -

LEXINGTON, Mass. November 28, 2012 (GLOBENEWSWIRE) – Curis, Inc. (NASDAQ: CRIS), a drug development company seeking to develop next generation targeted small molecule drug candidates for cancer treatment, today announced that it has licensed from Genentech, a member of the Roche Group, (SIX: RO, ROG; OTCQX: RHHBY), exclusive, worldwide rights for the development and commercialization of GDC-0917, a small molecule that is designed to promote cancer cell death by antagonizing inhibitor of apoptosis (IAP) proteins.

“We are very pleased to have entered into this agreement for GDC-0917, which adds depth to our current pipeline of proprietary targeted anti-cancer agents and further solidifies our relationship with our partner Genentech,” said Dan Passeri, Curis’ President and Chief Executive Officer. “Importantly, we anticipate that the $30 million non-dilutive royalty financing transaction that we also announced this morning will provide us with sufficient capital to progress GDC-0917 and our other programs to important development milestones.”

“We value the relationship that we have with Curis, and Genentech is pleased to enter into this agreement,” said James Sabry, M.D., Ph.D., Vice President, Genentech Partnering. “We have been impressed with the results of our recently completed Phase I clinical trial and look forward to Curis’ further development of GDC-0917.”

Genentech has recently completed a Phase I clinical trial of GDC-0917, in which 42 people received daily oral doses of GDC-0917 for two weeks, followed by a one week rest period. This 21-day cycle is repeated until disease progression or study discontinuation for any other reason. The primary endpoints of the study include evaluating the safety and tolerability and the pharmacokinetics of GDC-0917 in people with solid tumors or lymphoma and determining the maximum-tolerated-dose and a potential recommended dose for further clinical studies.

CONFIDENTIAL	EXECUTION COPY

Secondary endpoints include a preliminary assessment of anti-tumor activity of GDC-0917 and evaluating pharmacodynamic markers. Genentech plans to present full study results at a medical conference in mid-2013. Please refer to www.clinicaltrials.gov for additional study details.

“The results of the Phase I study with GDC-0917 have been encouraging,” commented one of the principal investigator in Genentech’s Phase I clinical study, Dr. Anthony Tolcher, M.D., FRCP (C), Director of Clinical Research at South Texas Accelerated Research Therapeutics (START) in San Antonio, Texas. “We believe that IAP inhibition could prove to be an important approach in cancer therapy and we look forward to working with Curis in upcoming clinical studies of this exciting molecule,” said Dr. Tolcher.

Curis has designated GDC-0917 as CUDC-427 and plans to continue the further clinical development of CUDC-427, both as a single agent as well as in a Phase I clinical trial in combination therapy, which if successful would enable Curis to advance to Phase II combination clinical studies.

Under the terms of the license agreement, Curis will have the sole right and responsibility for all research, development, manufacturing and commercialization activities related to CUDC-427. Curis will pay Genentech $9.5 million for an up-front license payment and technology transfer costs. In addition, Genentech is entitled to receive milestone payments upon certain regulatory approvals to commercialize CUDC-427 in certain territories and royalties on net sales of CUDC-427.

In addition, Curis separately announced that that, subject to the occurrence of certain closing conditions, it will enter into a $30 million debt transaction secured with certain future Erivedge™ royalties, with an investment fund managed by Pharmakon Advisors. Upon closing, this capital will provide Curis with an important source of funding for the further development of Curis’ proprietary programs, including CUDC-427.

About Inhibitor of Apoptosis Proteins

Impairment of programmed cell death or apoptosis often contributes to the formation and progression of cancer, and evasion of apoptosis is one of the primary strategies by which cancer cells develop resistance to anticancer therapies. Inhibitor of apoptosis (IAP) proteins are a family of functionally and structurally related proteins which include X-linked IAP (XIAP), cellular IAPs (cIAP1 and cIAP2), and melanoma IAP (ML-IAP). They confer protection from death-inducing stimuli by exerting a range of biological activities that promote cancer cell survival and proliferation. Some even directly inhibit caspases, critical players in the execution of apoptosis.

Mutations, amplifications and chromosomal translocations of IAP genes are associated with various solid and hematologic cancer types, and increased IAP expression has been associated with an unfavorable prognosis and poor outcome for patients.

As a consequence, IAP proteins are considered promising molecular targets for anticancer therapy.

CONFIDENTIAL	EXECUTION COPY

About CUDC-427 (GDC-0917)

CUDC-427 is an orally bioavailable small molecule that triggers tumor cell apoptosis by selectively antagonizing IAP proteins. CUDC-427 was designed to mimic the endogenous IAP antagonist mitochondrial protein second mitochondria-derived activator of caspases/direct IAP-binding protein (Smac/DIABLO) that is released into the cytoplasm in response to pro-apoptotic stimuli.

CUDC-427 has demonstrated single-agent and combination anti-tumor activity in mouse xenograft tumor models when administered orally on a daily schedule, and IND-enabling safety studies have shown it to be well tolerated when dosed daily by oral administration, potentially enabling sustained target inhibition.

In October 2010, an open-labeled, uncontrolled, dose-escalation, Phase I clinical trial of CUDC-427 (NCT01226277; IAM4914g) began in patients with refractory solid tumors or lymphoma. The study was designed to assess safety, tolerability and pharmacokinetics of daily, oral doses of CUDC-427. Data from this study are expected to be presented at an oncology conference in mid-2013.

Conference Call Information

Daniel Passeri, President and Chief Executive Officer of Curis, will host a conference call today, November 28, 2012, at 9:00 a.m. EST, to review the license agreement, financing transaction and the overall corporate strategy.

To access the live conference call, please dial (877) 868-1829 from the U.S. or (253) 237-1135 from other locations, shortly before 9:00 a.m. EST. The conference ID number is 73717844. The conference call can also be accessed on the Curis website at www.curis.com in the Investors section. A replay will be available approximately two hours after the completion of the call through 12:00 p.m. EST, Saturday, December 1, 2012. To access the replay, please dial (855) 859-2056 from the United States or (404) 537-3406 from other locations and reference conference ID number 73717844.

About Curis, Inc.

Curis is a drug development company that is committed to leveraging its innovative signaling pathway drug technologies to seek to create new targeted small molecule drug candidates for cancer. Curis is building upon its previous experiences in targeting signaling pathways, including in the Hedgehog pathway, in its effort to develop proprietary targeted cancer programs. For more information, visit Curis’ website at www.curis.com.

Curis Cautionary Statement: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation statements regarding Curis’ expectations regarding the potential benefits of CUDC-427 and the importance of IAP as a target for developing cancer therapies. ; Curis’ expectation that the proceeds of its royalty financing transaction will be sufficient to progress CUDC-427 and its other proprietary programs to important [near term] milestones; and Curis’ plans for further clinical testing of CUDC-427. Forward-looking statements used in this press release may contain the words “believes”, “expects”, “anticipates”, “plans”, “seeks”, “estimates”, “assumes”, “will”, “may,” “could” or similar expressions. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other important factors that may cause actual results to be materially different from those indicated by

CONFIDENTIAL	EXECUTION COPY

such forward-looking statements. For example, Curis may not be able to successfully advance CUDC-427 into planned clinical studies or may otherwise experience delays, setbacks and failures in its clinical development of CUDC-427 including the potential for CUDC-427 to cause unexpected toxicities and/or fail to demonstrate sufficient safety and efficacy. Preclinical testing and clinical studies of Curis’ other programs in development may be unsuccessful and may never achieve the requisite regulatory approval needed for commercialization. Curis will require substantial additional capital to fund the research and development of CUDC-427 and its other programs, and the proceeds of its royalty financing transaction may not be sufficient to fund its near-term capital requirements for advancing these programs. Curis may not obtain or maintain necessary patent protection for its programs and could become involved in expensive and time consuming patent litigation and interference proceedings. Curis faces substantial competition from other companies developing cancer therapeutics. Unstable market and economic conditions may adversely affect Curis’ financial conditions and its ability to access capital to fund the growth of its business.

Curis also faces other important risks relating to its business, operations, financial condition and future prospects generally, that are discussed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and other filings that it periodically makes with the Securities and Exchange Commission.

In addition, any forward-looking statements represent the views of Curis only as of today and should not be relied upon as representing Curis’ views as of any subsequent date. Curis disclaims any intention or obligation to update any of the forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise.

CONFIDENTIAL	EXECUTION COPY

EXHIBIT F

PUBLICATIONS THROUGH [**]

1. [**]

2. [**]

3. [**]

4. [**]